EX-99.77D

SUB-ITEM 77D: POLICIES WITH RESPECT TO SECURITY INVESTMENTS

(a) Exclusive of Rule 35d-1 under the Investment Company Act of 1940, which mandated that mutual fund names suggesting a focus on particular types of investments or industries more accurately reflect their securities holdings, and the corresponding increase in holdings from 65% to 80% of the percentage of those types of securities indicated by those portfolio names so affected, there were no material changes.